January 28, 2010

ALAN C. SMITH	EMAIL ACSMITH@FENWICK.COM
DIRECT DIAL (206) 389-4530

Daniel F. Duchovny, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-3628

Re:	SonoSite, Inc.

Schedule TO-I filed January 19, 2010

File No. 005-54269

Dear Mr. Duchovny:

Reference is made to the letter, dated January 22, 2010, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the SonoSite, Inc. (“SonoSite” or the “Company”) Schedule TO-I filed January 19, 2010. Provided below are responses on behalf of SonoSite to each of the numbered comments. Each comment is in bold/italics type and SonoSite’s response follows immediately in regular type. In addition, SonoSite has filed an amendment to its Schedule TO-I to reflect these changes.

Offer to Purchase

Summary Term Sheet, page 1

1.	We note that on page 3 you refer security holders to section 2 of the offer document to find disclosure relating to the effect of the offer on the number of recordholders of your common stock. That information does not appear to have been included in section 2 of the offer document. Please revise.

The disclosure in Section 2 of the offer document has been revised to include the effect of the offer on the number of record holders. The disclosure in the Summary Term Sheet has been amended to include a reference to Section 12 as well as Section 2.

The Tender Offer

Conditions of the Tender Offer — Page 23

2.	We refer to the first sentence of the last paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase ‘regardless of the circumstances (including our action or inaction) that give rise to the conditions . . . implies that you may assert an offer

Securities and Exchange Commission

January 28, 2010

condition even when the condition is ‘triggered’ by your own action or inaction. Please revise the disclosure to remove the implication that you may trigger a condition through your action or inaction.

The disclosure in the first sentence of the last paragraph of this section has been revised to remove the implication that the Company may trigger a condition through its action or inaction.

3.	Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

The Company confirms such understanding. Any waiver of an offer condition will be explicitly waived by SonoSite and may require an extension of the offer and recirculation of disclosure to security holders.

4.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

The Company confirms such understanding. SonoSite will promptly inform its security holders how the Company intends to proceed when an offer condition is triggered unless satisfaction of such condition may be determined only upon expiration.

Letter of Transmittal

5.	We note that in the Letter of Transmittal you require a tendering security holder to covenant, represent and warrant that he or she has ‘read, understands and agrees to all of the terms of the offer.’ The form improperly asks security holders to represent that they have read and understood the terms of the offer. Please revise to delete the requirement that security holders provide this representation. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certification made by security holders that they have read and understand the offer materials as a waiver of liability and that you agree not to assert that this provision constitutes a waiver of liability.

Securities and Exchange Commission

January 28, 2010

The Company confirms that it does not view the certification made by securities holders as a waiver of liability and agrees not to assert that this provision constitutes a waiver of liability. In effort to avoid confusion, we would prefer not to amend the Letter of Transmittal. Rather, we have amended the Offer to Purchase to include a legend in boldface type that indicates the Company does not view the certifications made by security holders that they have read and understand the offer materials as a waiver of liability and the Company’ agrees not to assert that this provision constitutes a waiver of liability. It is the Company’s belief that including this language in the Offer to Purchase will have the same effect as if it were included in the Letter of Transmittal. Further, the Company confirms that the signed returned Letters of Transmittal received by the Company will be accepted as if such certification were not included.

6.	Provide an analysis supporting the legend relating to Treasury Department Circular 230 or delete the legend.

We have deleted the legend. The Company confirms that the signed returned Letters of Transmittal received by the Company will be accepted as if such legend were not included.

Exhibit (a)(5)(A)

7.	We note your reference in this press release to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2XC) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm your understanding of the note above and that you will avoid making reference to that Act in all future communications in connection with the tender offer.

The Company confirms such understanding. Any future communications in connection with the tender offer will avoid making references to the Private Securities Litigation Reform Act of 1995.

8.	We note the disclaimer in the last paragraph of this press release that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.

The Company confirms such understanding. To the extent required by Rule 13e-4(c)(3), the Company will update its disclosure.

Securities and Exchange Commission

January 28, 2010

In addition, SonoSite confirms and acknowledges that:

•	SonoSite is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	SonoSite may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4530.

Sincerely,

FENWICK & WEST LLP

/s/ Alan C. Smith
Alan C. Smith

Enclosure

cc:	Kathy Surace-Smith, SonoSite, Inc.